UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $0.002 Per Share

(Title of Class of Securities)

G5876H105

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Shares)

Michael Rashkin

Interim Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Carmen Chang, Esq.

Tom Savage, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel:  (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:    Not applicable

Filing Party:    Not applicable

Date Filed Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

FORM OF E-MAIL TO EMPLOYEES WHO HOLD DISCOUNTED STOCK OPTIONS

Subject:      Solution to stock option penalty tax

Dear Marvell Employee,

We are very happy to announce that, following discussions with the SEC, we are now able to move forward with a tender offer to correct your misdated stock options.  The tender offer will permit the Company to give you the opportunity to correct the §409A United States tax issues with the stock options and therefore exercise your stock options without incurring a penalty tax.  We will be using Marvell stock to compensate you for value lost in correcting these misdated options.

The tender offer is scheduled to begin on Tuesday, November 13th, 2007, closing on Wednesday, December 12th, 2007.  We will be providing a secure, online location for administration of the tender offer.  In addition, there will be a number of educational sessions that you may attend during the course of the offer.  We strongly encourage you to attend one of these sessions.

Please notify Stock Administration at AL-stockadmin (stockadmin@marvell.com) immediately if you are planning to take an extended vacation or a leave of absence during the period of the tender offer, as timing is critical.  Once the tender offer is closed on December 12th, 2007, we cannot accept any options for correction or grant any extension of time.

In the next few days, we will provide you with information about the educational sessions.  Detailed information about the tender offer and how to participate in the tender offer will be provided to you on November 13th, 2007, upon commencement of the offer.

The process to arrive at this point has been a long one but we are pleased that we can now move forward.  We appreciate your patience in this matter and look forward to your participation.

Sara Spengler

Manager, Stock Administration

IMPORTANT INFORMATION

THIS EMAIL MESSAGE DOES NOT CONSTITUTE AN OFFER TO AMEND, OR A SOLICITATION OF AN OFFER TO AMEND, ANY OPTIONS TO PURCHASE MARVELL COMMON SHARES. IF MARVELL SUBSEQUENTLY DETERMINES TO PROCEED WITH THE TENDER OFFER REFERRED TO ABOVE, THE OFFER WILL ONLY BE MADE THROUGH AN OFFER TO AMEND AND RELATED MATERIALS, WHICH WILL BE DISTRIBUTED TO ALL ELIGIBLE OPTION HOLDERS ON THE COMMENCEMENT DATE OF THE TENDER OFFER. THE OFFER TO AMEND AND RELATED MATERIALS ALSO WILL BE AVAILABLE FREE OF CHARGE TO OPTION HOLDERS AND SHAREHOLDERS AT THE SEC’S WEBSITE AT WWW.SEC.GOV ON AND AFTER THAT DATE. IN ADDITION, SHAREHOLDERS AND OPTION HOLDERS MAY REQUEST A FREE COPY OF THE OFFER TO AMEND AND RELATED MATERIALS FROM MARVELL FOLLOWING THE TIME THAT SUCH DOCUMENTS BECOME AVAILABLE. ALL ELIGIBLE OPTION HOLDERS ARE ADVISED TO READ THESE MATERIALS IF AND WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION TO HELP OPTION HOLDERS DECIDE WHETHER OR NOT TO ACCEPT THE TENDER OFFER.